Silexion Therapeutics Corp.
12 Abba Hillel Road
Ramat Gan, Israel 5250606

January 14, 2025

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Silexion Therapeutics Corp.
Registration Statement on Form S-1 Filed January 14, 2024 File No. 333-282932

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Silexion Therapeutics Corp. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-282932) of the Company (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 5:15 p.m., Eastern Time, on January 15, 2025 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, LLP, by calling Gary Emmanuel at (212) 801-9337. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

SILEXION THERAPEUTICS CORP

By:	/s/ Ilan Hadar
Name:	Ilan Hadar
Title:	Chief Executive Officer

cc: Gary Emmanuel (Greenberg Traurig, LLP)